

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 1, 2017

Via U.S. Mail
Mr. Chan Cheung
Chief Financial Officer
UBI Blockchain Internet, Limited
8250 W. Charleston Blvd. Suite 110
Las Vegas, Nevada 89117

> **Re:** **UBI Blockchain Internet, Limited**
> **Form 10-K for the Year Ended August 31, 2016**
> **Filed December 14, 2016**
> **File No. 0-54236**

Dear Mr. Cheung:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. In future filings, please include the required XBRL interactive data exhibits as required by Item 601(b)(101) of Regulation S-K.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction